InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars) Quarter and six months ended June 30, 2007 and 2006

InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

		As at
	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	22,406,039	31,681,435	61,036,551
Cash restricted (note 7)	20,055,745	29,301,940	24,424,625
Trade receivables (note 8)	57,535,357	67,542,902	33,034,214
Commodity derivative contracts (note 7)	—	1,759,575	—
Other assets	373,110	2,954,946	788,204
Inventories (note 9)	116,046,492	67,593,558	101,460,081
Prepaid expenses	521,773	880,640	1,525,056

Total current assets	216,938,516	201,714,996	222,288,218
Deposit on business acquisition	—	—	4,500,000
Cash restricted (note 7)	1,215,798	3,217,284	2,084,542
Deferred financing costs (note 15)	—	1,716,757	1,258,475
Plant and equipment (note 10)	238,661,407	242,642,077	237,169,715
Oil and gas properties (note 11)	44,774,326	37,449,734	18,874,550
Future income tax benefit	1,583,767	1,424,014	962,476

Total assets	503,173,814	488,164,862	487,137,976

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	106,679,039	73,310,793	67,211,633
Income tax payable	2,323,733	2,784,576	3,429,304
Commodity derivative contracts (note 7)	46,800	—	15,919
Working capital facility — crude feedstock (note 12)	29,522,326	36,873,508	78,623,126
Deferred hedge gain (note 7)	—	1,385	—
Deferred liquefaction project liability (note 15)	—	6,553,080	3,574,565
Current portion of secured loan (note 15)	142,616,909	13,500,000	9,000,000
Current portion of indirect participation interest — PNGDV (note 16)	1,518,229	730,534	1,761,120
Current portion of indirect participation interest (note 16)	23,293,968	12,460,725	28,882,252

Total current liabilities	306,001,004	146,214,601	192,497,919
Accrued financing costs (note 15)	362,500	1,087,500	950,000
Secured loan (note 15)	56,529,417	184,166,433	143,273,802
Indirect participation interest (note 16)	26,260,353	36,827,877	23,277,986
Indirect participation interest — PNGDV (note 16)	298,198	1,012,999	—

Total liabilities	389,451,472	369,309,410	359,999,707

Non-controlling interest (note 17)	5,764,521	5,759,206	5,763,235

Shareholders’ equity:
Share capital (note 18)	234,990,864	233,889,366	232,519,987
Authorised — unlimited Issued and outstanding - 29,922,842 (Dec 31, 2006 - 29,871,180) (Jun 30, 2006 - 29,799,513)
Contributed surplus	7,159,462	4,377,426	3,595,996
Warrants (note 20)	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income	1,731,116	1,492,869	660,360
Conversion options (note 16)	25,271,563	25,475,368	25,475,368
Accumulated deficit	(163,314,218)	(154,276,635)	(143,014,529)

Total shareholders’ equity	107,957,821	113,096,246	121,375,034

Total liabilities and shareholders’ equity	503,173,814	488,164,862	487,137,976

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 22)
On behalf of the Board — Phil Mulacek, Director Christian Vinson, Director

InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Revenue
Sales and operating revenues	139,320,670	122,777,853	265,238,868	231,406,635
Interest	544,919	720,845	1,233,327	1,327,925
Other	673,401	910,756	963,574	1,566,743

	140,538,990	124,409,454	267,435,769	234,301,303

Expenses
Cost of sales and operating expenses	127,276,947	123,676,020	239,505,779	233,871,341
Administrative and general expenses	8,628,915	6,031,046	15,109,885	10,136,314
Depreciation and amortization	3,619,128	2,862,128	7,078,887	5,699,312
Exploration costs, excluding exploration impairment (note 11)	4,517,605	1,660,177	7,885,508	1,663,370
Exploration impairment (note 11)	5,968	23,265	20,251	264,818
Legal and professional fees	1,268,989	867,748	2,014,451	1,917,259
Short term borrowing costs	3,037,161	2,535,095	4,227,074	4,181,272
Long term borrowing costs	2,348,530	2,291,838	6,180,195	3,768,860
Accretion expense (note 16)	343,295	893,116	683,642	2,781,307
Loss on amendment of indirect participation interest — PNGDV (note 16)	—	1,446,901	—	1,446,901
Gain on LNG shareholder agreement	(6,553,080)	—	(6,553,080)	—
Foreign exchange gain	(692,178)	(1,148,607)	(228,428)	(91,542)

	143,801,280	141,138,727	275,924,164	265,639,212

Loss before income taxes and non-controlling interest	(3,262,290)	(16,729,273)	(8,488,395)	(31,337,909)

Income taxes
Current	339,272	(1,119,198)	(158,093)	(943,115)
Future	(385,764)	(51,326)	(385,764)	(102,652)

	(46,492)	(1,170,524)	(543,857)	(1,045,767)

Loss before non-controlling interest	(3,308,782)	(17,899,797)	(9,032,252)	(32,383,676)

Non-controlling interest (note 17)	11,925	139,214	(5,331)	259,702

Net loss	(3,296,857)	(17,760,583)	(9,037,583)	(32,123,974)

Basic loss per share (note 21)	(0.11)	(0.60)	(0.30)	(1.09)
Diluted loss per share (note 21)	(0.11)	(0.60)	(0.30)	(1.09)
Weighted average number of common shares outstanding
Basic and diluted	29,907,260	29,596,287	29,901,733	29,380,999

See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net loss	(3,296,857)	(17,760,583)	(9,037,583)	(32,123,974)
Adjustments for non-cash transactions
Non-controlling interest	(11,925)	(139,204)	5,331	(259,702)
Depreciation and amortization	3,619,128	2,862,128	7,078,887	5,699,312
Future income tax asset	(139,904)	35,637	(317,440)	96,422
Fair value adjustment on IPL PNG Ltd. acquisition	(367,935)	—	(367,935)	—
Loss on sale of plant and equipment	—	154,657	—	256,393
Impairment of plant and equipment	—	—	—	755,857
Amortization of discount on debt	—	14,446	—	28,891
Amortization of deferred financing costs	104,655	57,377	210,549	98,341
Accretion of discount on indirect participation interest	343,295	893,116	683,642	2,781,307
Gain/(loss) on unsettled hedge contracts	6,318	532,757	(47,314)	590,720
Gain/(loss) on derivative contracts	1,604,720	(393,800)	1,852,300	(128,700)
Stock compensation expense	1,995,539	542,348	2,884,876	802,871
Inventory revaluation	1,411,022	3,127,541	1,411,022	7,072,360
Oil and gas properties expensed	4,523,573	1,683,442	7,905,759	1,928,188
Loss on amendment of indirect participation interest — PNGDV	—	1,446,901	—	1,446,901
Gain on LNG shareholder agreement	(6,553,080)	—	(6,553,080)	—
Unrealized foreign exchange gain	(692,178)	(1,148,607)	(228,428)	(91,542)
Non-cash interest on secured loan facility	1,526,291	392,378	3,033,808	392,378
Change in non-cash operating working capital
(Increase)/decrease in trade receivables	(30,333,892)	2,363,294	7,388,984	17,066,757
Decrease/(increase) in other assets and prepaid expenses	1,021,926	(992,879)	2,940,703	(663,849)
(Increase)/decrease in inventories	(6,596,736)	(52,880,748)	(48,763,575)	(64,178,823)
Increase in accounts payable, accrued liabilities and income tax payable	39,647,712	33,978,531	32,751,725	41,365,823

	7,811,672	(25,231,268)	2,832,231	(17,064,069)

Investing activities
Expenditure on oil and gas properties	(19,694,291)	(3,968,985)	(31,393,017)	(4,441,120)
Proceeds from IPI cash calls	—	—	9,865,856	—
Expenditure on plant and equipment	(1,059,957)	(5,428,801)	(1,664,160)	(10,229,093)
Expenditure on oil and gas properties applied against indirect participation interest (note 16)	—	(6,148,801)	49,285	(17,302,858)
Proceeds from PNG LNG cash call	2,076,596	—	4,076,596	—
Proceeds received on sale of assets	—	3,734,822	—	3,746,964
Acquisition of subsidiary (note 13)	(863,775)	—	(2,679,435)	—
Deposit on business acquisition	—	—	—	(4,500,000)
Decrease/(increase) in restricted cash held as security on borrowings	16,882,928	(12,331,326)	11,247,681	(9,846,898)
Change in non-cash working capital (Decrease)/increase in accounts payable and accrued liabilities	(467,072)	2,200,008	459,028	(726,178)

	(3,125,571)	(21,943,083)	(10,038,166)	(43,299,183)

Financing activities

Repayments of unsecured loan	—	(22,856,684)	—	(21,453,132)
Repayments of secured loan	—	(4,500,000)	—	(4,500,000)
Proceeds from bridging facility, net of transaction costs	—	79,455,989	—	79,455,989
Financing fees related to bridging facility	(100,000)	(100,000)	(100,000)	(100,000)
Proceeds from Clarion Finanz for Elk option agreement	5,000,000	—	5,000,000	—
(Repayments of)/proceeds from working capital facility	(11,598,285)	17,280,657	(7,351,182)	7,898,804
Proceeds from issue of common shares	316,100	496,335	316,100	496,335
Proceeds from conversion of warrants	—	—	65,621	—

	(6,382,185)	69,776,297	(2,069,461)	61,797,996

(Decrease)/increase in cash and cash equivalents	(1,696,084)	22,601,946	(9,275,396)	1,434,744
Cash and cash equivalents, beginning of period	24,102,123	38,434,605	31,681,435	59,601,807

Cash and cash equivalents, end of period (note 5)	22,406,039	61,036,551	22,406,039	61,036,551

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

InterOil Corporation Consolidated Statements of Shareholders’ Equity (Unaudited, Expressed in United States dollars)

	Six months ended	Year ended	Six months ended

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Share capital

At beginning of period	233,889,366	223,934,500	223,934,500
Issue of capital stock (note 18)	1,101,498	9,954,866	8,585,487

At end of period	234,990,864	233,889,366	232,519,987

Contributed surplus

At beginning of period	4,377,426	2,933,586	2,933,586
Stock compensation (note 19)	2,782,036	1,443,840	662,410

At end of period	7,159,462	4,377,426	3,595,996

Warrants

At beginning of period	2,137,852	2,137,852	2,137,852
Movement for period (note 20)	(18,818)	—	—

At end of period	2,119,034	2,137,852	2,137,852

Accumulated Other Comprehensive Income

At beginning of period	1,492,869	477,443	477,443
Deferred hedge gain recognised on transition	1,385	—	—
Deferred hedge (loss)/gain movement for period, net of tax	(1,385)	—	—
Foreign curreny translation adjustment movement for period, net of tax	238,247	1,015,426	182,917

At end of period	1,731,116	1,492,869	660,360

Conversion options

At beginning of period	25,475,368	25,475,368	25,475,368
Movement for period (note 16)	(203,805)	—	—

At end of period	25,271,563	25,475,368	25,475,368

Accumulated deficit

At beginning of period	(154,276,635)	(110,890,555)	(110,890,555)
Net loss for period	(9,037,583)	(43,386,080)	(32,123,974)

At end of period	(163,314,218)	(154,276,635)	(143,014,529)

Shareholders’ equity at end of period	107,957,821	113,096,246	121,375,034

See accompanying notes to the consolidated financial statements

InterOil Corporation Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Net loss	(3,296,857)	(17,760,583)	(9,037,583)	(32,123,974)

Other comprehensive income, net of tax	2,011,102	444,903	238,247	182,917

Comprehensive loss	(1,285,755)	(17,315,680)	(8,799,336)	(31,941,057)

See accompanying notes to the consolidated financial statements

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has organized the Company’s operations into four major segments — Upstream, Midstream, Downstream and Corporate.
Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream includes Liquefaction, Refining and Marketing of products both domestically in Papua New Guinea and for export. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.
2. Significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.
(a) Basis of preparation
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern.
The consolidated financial statements for the six months ending June 30, 2007 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company’s accounting policies. These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.
With the exception of changes discussed in 2(b) below relating to the new accounting standards, the accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 of the audited consolidated financial statements for the year ended December 31, 2006. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2006.
Comments raised by Securities Exchange Commission:
Management is currently liaising with the Securities Exchange Commission (‘SEC’ or ‘Commission’) in relation to comments initially raised by the SEC staff in July 2006 on the Form 40-F filed for the year ended December 31, 2005. The queries are primarily in relation to the accounting treatment of the Indirect Participation Interest agreement # 3 (refer to note 16) as a conveyance in accordance with SFAS 19 — ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’. The SEC staff has also raised comments about other issues related to the accounting treatment of Indirect Participation Interest agreement # 3 such as the bifurcation of the derivative, the fair value methodologies applied and the application of accretion expense. Discussions regarding the 2005 Form 40-F are ongoing and may result in modifications to that document or to these financial statements. The Company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur. Any changes based on the revised accounting treatment, if made, will not affect the cash position of the Company.
(b) Changes in accounting policies
Financial instrument and hedging activities
Effective January 1, 2007 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:
•	Section 1530, Comprehensive Income;

•	Section 3251, Equity;

•	Section 3855, Financial Instruments — Recognition and Measurement; and

•	Section 3865, Hedges.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and as such the comparative interim consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.
Comprehensive Income
Section 1530 establishes standards for reporting and presenting comprehensive income and other comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.
Financial Instruments — Recognition and Measurement
Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost and are reported on the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.
Derivatives
All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.
Hedge Accounting
Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting continues to be optional. At inception of the hedge, the Company must formally document the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and the hedging items and the methods for testing the effectiveness of the hedge. The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.
For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.
On first time adoption, in accordance with the transition provisions of Section: 3865 — Hedges, $1,385 was taken up as the opening deferred hedge gain recognized on transition at January 1, 2007.
Accounting Changes
Effective January 1, 2007 the Company adopted the revised recommendations of CICA section 1506, Accounting Changes. Under the revised standards, voluntary changes in accounting polices are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(c) Going concern
These consolidated financial statements assume that InterOil will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations and therefore the consolidated financial statements do not include any adjustments relating to the recoverability of assets.
As at June 30, 2007 the Company has a working capital deficiency of $89.1 million due to the classification of secured bridging facility of $124.7 million due for repayment on May 3, 2008, as a current liability. Management plans to refinance before the due date to meet these repayment obligations.
As shown in the consolidated financial statements, the Company incurred a net loss of $9.0 million during the six month ended June 30, 2007. As can be seen from the Statement of Cash Flows, the Company generated positive operational cash flows of $7.8 million for the quarter and $2.8 million for the six month ended June 30, 2007. The Company had cash and cash equivalents of $22.4 million and $21.3 million in restricted cash as at June 30, 2007. The Company believes that this is sufficient to fund on-going operations; additional capital raising and asset sales will be required to fund the Elk and LNG development. The current financial condition, among other factors, indicates that with focused management and the continued support of lenders InterOil has the ability to continue as a going concern.
The Company’s continuation as a going concern is dependent upon its ability to internally generate, externally raise additional cash or sell down assets to allow for the satisfaction of its obligations on a timely basis. InterOil has signed options agreements with a strategic industry partner and a financial investor covering 7.5% participation interest in the Elk gas discovery and 5% interest in the proposed liquefied natural gas project located in Papua New Guinea. Currently $42.5 million has been deposited by the industry partner in the escrow account and $5.0 million of the $15.0 million has been deposited by the financial investor in the Company’s bank account.
InterOil is actively optimizing the business, improving cash generated from operations and exploring various financing alternatives. Management has initiated business improvement programs and will continue to manage value enhancing opportunities and reduce expenses until optimal operations are achieved. While the Company is exploring all opportunities to improve its financial condition, there is no assurance that these programs will be successful.
(d) Reclassification
Certain prior periods’ amounts have been reclassified to conform to current presentation.
3. Financial Risk Management
The Company’s activities expose it to a variety of financials risks; market risk, credit risk, liquidity risk and cash flow interest rate risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.
Risk Management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.
(a) Market risk
Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.
The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.
Most of the Company transactions are undertaken in United States Dollars, hence reducing the foreign exchange risk exposure of the Company. The Papua New Guinea Kina exposures are minimized as the downstream sales in local currency is used to adequately cover the operating expenses of the midstream refinery and downstream operations.
Price risk
The midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery as sales to downstream operations and other distributors.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial Risk Management (cont’d)
The Company actively manages the price risk by entering into derivative contracts to buy and sell crude and finished products.
The derivative contracts are entered into by the Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2007 year to date output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (65%) (Jun 2006 — 61%) and naphtha and low sulphur waxy residue (31%) (Jun 2006 — 32%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Management tries to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.
(b) Credit risk
A significant amount of the Company’s export sales are made to one customer in Singapore which represented $47,203,424 (Jun 2006 — $41,545,434) or 22% (Jun 2006 — 18%) of total sales in the six months ended June 30, 2007. The Company’s domestic sales for the six months ended June 30, 2007 were not dependent on a single customer or geographic region of Papua New Guinea.
The export sales to one customer is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, Company Finance aims at maintaining flexibility in funding by keeping committed credit lines available.
(d) Cash flow and fair value interest rate risk
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.
The Company’s interest-rate risk arises from long-term borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.
The Company’s borrowings mainly consists of OPIC and Merrill Lynch facilities (refer note 15) and the working capital financing facility is provided by BNP Paribas (refer note 12). The Company is actively seeking to manage its cash flow and fair value interest-rate risks.
(e) Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
4. Segmented financial information
As stated in note 1, management has identified four major business segments — upstream, midstream, downstream and corporate. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
During the quarter ended September 30, 2006 the Company started incurring costs in relation to the Liquefaction project which has been reported separately under Midstream — Liquefaction project below.
The foreign exchange loss/(gain) for the prior years were disclosed separately at 2006 year end to provide additional information to the reader. This item was classified under office and administration and other expenses in the prior periods. The quarterly comparatives have been reclassified to reflect the change in disclosure.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
4. Segmented financial information (cont’d)
At 2006 year end management reclassified the interest and other income to the relevant segments to provide additional information to the reader. The quarterly comparatives have been reclassified to reflect the change in disclosure.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.
Notes to and forming part of the segment information
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.
Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

		Midstream -
		Refining and	Midstream -			Consolidation
Quarter ended June 30, 2007	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	46,538,477	—	92,782,193	—	—	139,320,670
Intersegment revenues	—	68,030,987	—	27,035	2,090,555	(70,148,577)	—
Interest revenue	100,824	14,798	5,433	(13)	464,213	(40,337)	544,918
Other revenue	296,482	—	—	376,919	—	—	673,401

Total segment revenue	397,306	114,584,262	5,433	93,186,134	2,554,768	(70,188,914)	140,538,989

Cost of sales and operating expenses	—	110,073,604	—	87,109,311	—	(69,905,967)	127,276,948
Office and admin and other expenses	968,827	1,762,573	450,499	3,478,324	5,856,731	(2,090,562)	10,426,392
Foreign exchange loss/(gain)	397,176	(1,028,015)	(849)	(160,700)	100,210	—	(692,178)
Gain on LNG shareholder agreement	—	—	—	—	(6,553,080)	—	(6,553,080)
Exploration costs, excluding exploration impairment	4,517,605	—	—	—	—	—	4,517,605
Exploration impairment	5,968	—	—	—	—	—	5,968
Depreciation and amortisation	338,835	2,748,598	—	551,985	12,217	(32,507)	3,619,128
Accretion expense	343,295	—	—	—	—	—	343,295
Interest expense	—	2,155,827	—	(66,776)	2,808,484	(40,334)	4,857,201

Total segment expenses	6,571,706	115,712,587	449,650	90,912,144	2,224,562	(72,069,370)	143,801,279

(Loss)/income before income taxes and non-controlling interest	(6,174,400)	(1,128,325)	(444,217)	2,273,990	330,206	1,880,456	(3,262,290)
Income tax expense	—	—	—	(31,543)	(14,949)	—	(46,492)
Non controlling interest	—	11,702	—	—	—	223	11,925

Total net income/(loss)	(6,174,400)	(1,116,623)	(444,217)	2,242,447	315,257	1,880,679	(3,296,857)

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
4.	Segmented financial information (cont’d)

		Midstream -
		Refining and	Midstream -			Consolidation
Quarter ended June 30, 2006	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	84,823,185	—	37,954,668	—	—	122,777,853
Intersegment revenues	—	21,869,755	—	8,442	2,275,827	(24,154,024)	—
Interest revenue	1,750,404	132,247	—	32,045	285,191	(1,479,042)	720,845
Other revenue	934,056	—	—	—	(23,300)	—	910,756

Total segment revenue	2,684,460	106,825,187	—	37,995,155	2,537,719	(25,633,066)	124,409,453

Cost of sales and operating expenses	—	112,107,517	—	33,446,699	—	(21,878,196)	123,676,020
Office and admin and other expenses	2,490,896	3,977,241	—	1,005,941	4,417,073	(2,328,006)	9,563,145
Foreign exchange (gain)/loss	(120,916)	(1,071,122)	—	(16,453)	59,883	—	(1,148,608)
Exploration costs, excluding exploration impairment	1,660,177	—	—	—	—	—	1,660,177
Exploration impairment	23,265	—	—	—	—	—	23,265
Depreciation and amortisation	173,087	2,625,582	—	89,467	6,500	(32,508)	2,862,128
Accretion expense	893,116	—	—	—	—	—	893,116
Interest expense	1,345	2,730,913	—	39,001	2,317,258	(1,479,043)	3,609,474

(Loss)/income before income taxes and non-controlling interest	(2,436,510)	(13,544,944)	—	3,430,500	(4,262,995)	84,687	(16,729,263)
Income tax expense	—	—	—	(1,004,697)	(165,827)	—	(1,170,524)
Non controlling interest	—	136,522	—	—	(2,010)	4,692	139,204

Total net income/(loss)	(2,436,510)	(13,408,422)	—	2,425,803	(4,430,832)	89,379	(17,760,583)

		Midstream -
		Refining and	Midstream -			Consolidation
Six months ended June 30, 2007	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	94,751,227	—	170,487,641	—	—	265,238,868
Intersegment revenues	—	122,864,076	—	46,711	4,023,848	(126,934,635)	—
Interest revenue	289,383	24,283	5,433	2,898	990,725	(79,395)	1,233,327
Other revenue	502,430	—	—	461,144	—	—	963,574

Total segment revenue	791,813	217,639,586	5,433	170,998,394	5,014,573	(127,014,030)	267,435,769

Cost of sales and operating expenses	—	204,915,297	—	158,716,859	—	(124,126,376)	239,505,780
Office and admin and other expenses	1,783,554	3,533,661	773,139	6,522,016	9,603,980	(4,023,855)	18,192,495
Foreign exchange loss/(gain)	649,869	(920,566)	(1,307)	(28,142)	71,718	—	(228,428)
Gain on LNG shareholder agreement	—	—	—	—	(6,553,080)	—	(6,553,080)
Exploration costs, excluding exploration impairment	7,885,508	—	—	—	—	—	7,885,508
Exploration impairment	20,251	—	—	—	—	—	20,251
Depreciation and amortisation	647,711	5,465,272	—	1,007,619	23,300	(65,015)	7,078,887
Accretion expense	683,642	—	—	—	—	—	683,642
Interest expense	—	4,246,472	—	(27,257)	5,199,288	(79,394)	9,339,109

Total segment expenses	11,670,535	217,240,136	771,832	166,191,095	8,345,206	(128,294,640)	275,924,164

(Loss)/income before income taxes and non-controlling interest	(10,878,722)	399,450	(766,399)	4,807,299	(3,330,633)	1,280,610	(8,488,395)
Income tax expense	—	—	—	(514,642)	(29,215)	—	(543,857)
Non controlling interest	—	(5,252)	—	—	—	(79)	(5,331)

Total net income/(loss)	(10,878,722)	394,198	(766,399)	4,292,657	(3,359,848)	1,280,531	(9,037,583)

Total assets	66,569,705	337,711,235	1,630,009	119,030,587	392,819,044	(414,586,766)	503,173,814

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
4.	Segmented financial information (cont’d)

		Midstream -
		Refining and	Midstream -			Consolidation
Six months ended June 30, 2006	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	165,676,474	—	65,730,161	—	—	231,406,635
Intersegment revenues	—	44,025,098	—	8,914	3,993,539	(48,027,551)	—
Interest revenue	2,104,177	228,677	—	63,780	478,769	(1,547,479)	1,327,925
Other revenue	1,539,600	—	—	—	27,143	—	1,566,743

Total segment revenue	3,643,777	209,930,249	—	65,802,855	4,499,451	(49,575,030)	234,301,303

Cost of sales and operating expenses	—	217,657,954	—	60,247,397	—	(44,034,010)	233,871,341
Office and admin and other expenses	3,461,049	5,797,938	—	2,329,241	7,604,153	(4,018,403)	15,173,978
Foreign exchange (gain)/loss	(37,874)	(107,639)	—	(6,829)	60,799	—	(91,543)
Exploration costs, excluding exploration impairment	1,663,370	—	—	—	—	—	1,663,370
Exploration impairment	264,818	—	—	—	—	—	264,818
Depreciation and amortisation	370,895	5,223,582	—	151,374	18,476	(65,015)	5,699,312
Accretion expense	2,781,307	—	—	—	—	—	2,781,307
Interest expense	2,670	5,073,266	—	77,420	2,670,753	(1,547,480)	6,276,629

(Loss)/income before income taxes and non-controlling interest	(4,862,458)	(23,714,852)	—	3,004,252	(5,854,729)	89,878	(31,337,909)
Income tax expense	—	—	—	(860,849)	(184,918)	—	(1,045,767)
Non controlling interest	—	255,010	—	—	—	4,692	259,702

Total net income/(loss)	(4,862,458)	(23,459,842)	—	2,143,403	(6,039,647)	94,570	(32,123,974)

Total assets	84,441,920	353,047,953	—	55,416,926	354,534,056	(360,302,879)	487,137,976

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
5. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Cash on deposit	22,406,039	31,681,435	61,036,551
Bank term deposits
- Papua New Guinea kina deposits	—	—	—
- Australian dollar deposits	—	—	—

	22,406,039	31,681,435	61,036,551

All non-cash investing and financing activities disclosed in note 6 relate to the “corporate” segment except for that involving the decrease in plant and equipment as a result of impairment (upstream).
6. Supplemental cash flow information

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Cash paid during the year
Interest	2,115,418	5,596,652	4,159,438	6,550,377
Income taxes	45	681,059	91	1,313,439
Interest received	543,771	678,562	1,231,557	1,200,622
Non-cash investing and financing activities:
Fair value adjustment on IPL PNG Ltd. acquisition	(367,935)	—	(367,935)	—
Decrease in plant and equipment as a result of impairment	—	—	—	755,857
Transfer to plant and equipment to assets held or sale	—	(3,368,750)	—	—
(Decrease)/increase in deferred liquefaction project liability	(6,553,080)	3,574,565	(6,553,080)	3,574,565
Increase in share capital from:
the exercise of share options	102,840	140,461	102,840	140,461
the exercise of warrants	—	—	18,818	—
conversion of indirect participation interest into share capital	—	7,948,691	598,119	7,948,691

7. Financial instruments
Cash and cash equivalents
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In the six months ended June 30, 2007, the Company earned 4.7% (2006 — 4.7%) on the cash on deposit which related to the working capital facility. In the six months ended June 30, 2007, cash and cash equivalents earned an average interest rate of 4.76% per annum (2006 — 3.2%) on cash, other than the cash on deposit that was related to the working capital facility.
Credit risk is minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
7. Financial instruments (cont’d)
Cash restricted
All other components of cash and cash equivalents are non-interest bearing. Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Cash deposit on working capital facility (4.7%)	17,635,745	29,301,940	24,424,625
Debt reserve for secured loan	2,420,000	—	—

Cash restricted — Current	20,055,745	29,301,940	24,424,625

Cash deposit on secured loan (3.5%)	1,061,502	647,502	636,923
Debt reserve for secured loan	—	2,420,000	1,300,000
Bank term deposits on Petroleum Prospecting Licenses (0.7%)	109,319	107,997	104,849
Cash deposit on office premises (6.2%)	44,977	41,785	42,770

Cash restricted — Non-current	1,215,798	3,217,284	2,084,542

	21,271,543	32,519,224	26,509,167

Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is based on 20% of the outstanding balance of the base facility plus any amounts that are fully cash secured. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).
The debt reserve for secured loan supports the bridging facility. As part of the facility, InterOil is required to maintain two quarterly interest repayments in the debt reserve account.
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
The prior period balances of restricted cash have been reclassified to reflect the current and non-current component, consistent with the current year presentation.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories. As at June 30, 2007, InterOil had not entered into any hedge contracts in relation to hedging third quarter transactions.
At June 30, 2007, InterOil had a net payable of $46,800 (Dec 2006 — net receivable of $1,759,575, Jun 2006 — net payable of $15,919) relating to commodity hedge contracts. Of this total, a payable of $nil (Dec 2006 — $45,925, Jun 2006 — $10,199) relates to hedges deemed effective at June 30, 2007 and a payable of $46,800 (Dec 2006 — receivable of $1,805,500, Jun 2006 — payable of $5,720) relates to derivative contracts that were closed and for which hedge accounting has not been applied or has been discontinued. The gain on the derivative contracts for which hedge accounting was discontinued is included in general and administration expenses for the six months ended June 30, 2007. The gain/loss on the hedges on which final pricing will be determined in future periods of $nil (Dec 2006 — gain of $1,389, Jun 2006 — loss of $19,700) has been included in comprehensive income.
There were no outstanding hedge accounted contracts on which final pricing was to be determined in future periods as at June 30, 2007.
The following summarizes the hedge accounted contracts by derivative type on which final pricing will be determined in future periods as at December 31, 2006:

Derivative	Type	Notional volumes (bbls)

Naphtha swap	Sell Naphtha	175,000

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
7. Financial instruments (cont’d)
The following summarizes the hedge accounted contracts by derivative type on which final pricing will be determined in future periods as at June 30, 2006:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	300,000
Crude swap	Buy crude	500,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	150,000

In addition to the hedge accounted contracts, the Company had 300,000 bbls (Dec 2006 — 270,000 bbls, June 2006 — 99,000 bbls) of open derivative contracts that were not hedge accounted as at June 30, 2007. These mainly relates to Brent contracts entered into by InterOil to hedge a portion of its anticipated low sulphur waxy residue sales by buying and selling the raw material component, crude at fixed prices to match the timing of the purchase and sale respectively. Any gains/losses on these contracts are included in general and administration expenses for the period.
8. Trade receivables
InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, specific monetary receivables up to $40,000,000 (refer to note 12). As at June 30, 2007, $nil (Dec 2006 — $23,671,568, Jun 2006 — $4,644,147) accounts receivable had been sold with recourse under the facility. As the sales of receivables are with recourse, the receivables are retained on the balance sheet and included in the outstanding accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold.
At June 30, 2007, $33,177,600 (Dec 2006 — $55,955,400, Jun 2006 — $20,910,710) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 12. This balance includes $27,533,373 (Dec 2006 — $20,186,665, Jun 2006 — $6,024,649) of intercompany receivables which were eliminated on consolidation.
9. Inventories

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Midstream — refining and marketing (crude oil feedstock)	22,609,840	12,795,356	38,135,041
Midstream — refining and marketing (refined petroleum product)	54,922,877	22,329,270	45,916,767
Midstream — refining and marketing (parts inventory)	202,780	46,636	—
Downstream (refined petroleum product)	38,310,995	32,422,296	17,408,273

	116,046,492	67,593,558	101,460,081

At June 30, 2007, midstream inventory had been stated at its net realizable value. The revaluation adjustment of $1,411,022 (Dec 2006 — $nil, Jun 2006 — $7,072,360) is included in cost of sales.
At June 30, 2007, $77,532,717 (Dec 2006 — $35,124,626, Jun 2006 — $84,051,808) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 12.
10. Plant and equipment
The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $167,699 (Dec 2006 — $118,644, Jun 2006 - $68,112) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortized.
Consolidation entries relates to midstream assets which were created when the gross margin achieved on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
10. Plant and equipment (cont’d)

				Corporate &
June 30, 2007	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,816,698	40,988,037	219,152	292,271,088
Deferred project costs and work in progress	—	770,853	1,609,617	—	2,380,470
Consolidation entries	—	—	—	(2,925,673)	(2,925,673)
Accumulated depreciation and amortisation	(194,360)	(27,227,158)	(25,591,507)	(51,453)	(53,064,478)

Net book value	1,052,841	223,360,393	17,006,147	(2,757,974)	238,661,407

Capital expenditure for six months ended Jun 2007	—	137,872	2,843,329	72,355	3,053,556

				Corporate &
December 31, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,741,042	37,697,458	146,797	288,832,498
Deferred project costs and work in progress	—	723,566	715,653	—	1,439,219
Consolidation entries	—	—	—	(2,990,688)	(2,990,688)
Accumulated depreciation and amortisation	(153,455)	(21,760,341)	(22,697,003)	(28,153)	(44,638,952)

Net book value	1,093,746	228,704,267	15,716,108	(2,872,044)	242,642,077

Capital expenditure for year ended Dec 2006	—	11,948,960	10,543,842	156,817	22,649,619

				Corporate &
June 30, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	239,151,458	12,658,445	77,495	253,134,599
Deferred project costs and work in progress	—	9,268,229	1,669,915	—	10,938,144
Consolidation entries	—	—	—	(3,055,703)	(3,055,703)
Accumulated depreciation and amortisation	(118,851)	(16,343,299)	(7,375,792)	(9,383)	(23,847,325)

Net book value	1,128,350	232,076,388	6,952,568	(2,987,591)	237,169,715

Capital expenditure for six months ended Jun 2006	—	8,552,690	992,480	87,514	9,632,684

During the six months ended June 30, 2007, InterOil did not recognize any gains or losses (Jun 2006 — loss of $256,393) on the disposal of assets.
11. Oil and gas properties
Costs of oil and gas properties which are not subject to depletion and which have not been applied against the indirect participation interest liability (note 16) are as follows:

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Drilling equipment	21,497,122	18,242,972	15,311,318
Petroleum Prospecting License drilling programs at cost	23,277,204	19,206,762	3,563,232

	44,774,326	37,449,734	18,874,550

During the six month period ended June 30, 2007 the insurance claim for Elk well blowout was settled and an amount of $7,000,000 was received subsequent to quarter end. This amount has reduced the carried forward balance of Elk-1 capitalized property.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
11. Oil and gas properties (cont’d)
The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	Six months ended	Year ended	Six months ended

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Exploration costs, excluding exploration impairment	7,885,508	1,657,671	1,663,370
Exploration impairment
Costs incurred in prior years	—	—	—
Costs incurred in current year	20,251	416,923	264,818

Total exploration impairment	20,251	416,923	264,818

	7,905,759	2,074,594	1,928,188

12. Working capital facility — crude feedstock
As at the beginning of 2006, InterOil had a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $150,000,000. During the year 2006 this facility was increased to its current maximum availability of $170,000,000.
This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables (note 8). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables of the refinery.
The base facility bears interest at LIBOR + 2.5% on the short term advances and the cash secured short term facility bears interest at LIBOR + 0.15%. During the period the weighted average interest rate was 6.7% (Dec 2006 — 7.28%, Jun 2006 — 7.15%).
The following table outlines the facility and the amount available for use at year end:

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Working capital credit facility	170,000,000	170,000,000	150,000,000

Less amounts included in the working capital facility liability:
Short term advances	(29,522,326)	(13,201,940)	(73,978,979)
Discounted receivables (note 8)	—	(23,671,568)	(4,644,147)

	(29,522,326)	(36,873,508)	(78,623,126)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(55,156,400)	(79,000,000)	(42,000,000)
Bank guarantees on hedging facility	(3,500,000)	(1,500,000)	(1,500,000)

Working capital credit facility available for use	81,821,274	52,626,492	27,876,874

At June 30, 2007 the company had one letter of credit amounting to $55,156,400. The letter of credit outstanding relates to a June crude receipt and expires on July 31, 2007.
The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $16,689,897 (Dec 2006 — $29,301,940, Jun 2006 — $24,424,625) which was being maintained as a security margin for the facility. In addition, inventory of $77,532,717 (Dec 2006 - $35,124,626, Jun 2006 — $84,051,808) and trade receivables of $33,177,600 (Dec 2006 - $55,955,400, Jun 2006 — $20,910,710) also secured the facility. The trade receivable balance securing the facility includes $27,533,373 (Dec 2006 — $20,186,665, Jun 2006 — $6,024,649) of inter-company receivables which were eliminated on consolidation.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
13. Acquisition of a subsidiary
InterOil LNG Holdings Inc.
In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During June 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.
IPL PNG Ltd.
On October 1, 2006, InterOil, through its wholly owned subsidiary, InterOil Products Limited acquired 100% of the outstanding common shares of Shell Papua New Guinea Limited which was subsequently renamed IPL PNG Ltd (“IPL PNG”). IPL PNG is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL PNG’s operations have been included in the consolidated financial statements since October 1, 2006, the date on which control of IPL PNG’s shares was transferred to InterOil. The purchase price is $10,000,000 plus an amount equal to the net current assets of Shell based on the year ended 2005 accounts. However, if the net current assets at the transfer date exceed the net current assets in the year end 2005 accounts by more than Kina 500,000, then InterOil will pay the amount of excess to the vendor.
The transfer date accounts were reviewed by an independent accountant to establish the final settlement of the purchase price. As at December 31, 2006, InterOil had paid $30,639,000 in cash to Shell and this balance was further subject to a working capital adjustment. During the six months ended June 30, 2007, InterOil has paid $2,679,435 as adjustment to purchase price for the working capital adjustment.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Cash	4,989,895
Trade receivables	6,288,834
Inventory	20,429,728
Other assets	2,190,226
Future income tax benefit	1,698,224
Property, plant and equipment	9,713,556

Total assets acquired	45,310,463

Accounts payable and accrued liabilities	(11,815,188)

Net assets acquired	33,495,275

PNG LNG Inc. and Liquid Niugini Gas Ltd
In 2006, InterOil acquired 100% of the issued share capital of PNG LNG, Inc. and Liquid Niugini Gas Ltd for a total cost of $1,001. The purchase price reflected the book value of the shares at the time of acquisition as both were dormant shelf companies at the time of acquisition. These companies comprise the Midstream — liquefaction segment reported in these financials. In June 2007, InterOil Corporation transferred its investment in PNG LNG Inc. to InterOil LNG Holdings Inc.
14. Related parties
Petroleum Independent and Exploration Corporation (“P.I.E”)
P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company’s oil refinery project. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the six months ended June 30, 2007, $75,000 (Jun 2006 — $75,000) was expensed for the sponsor’s legal, accounting and reporting costs. These costs were included in accrued liabilities at June 30, 2007.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
14. Related parties (cont’d)
Breckland Limited
The entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. An amount of $33,003 was paid to Breckland during the six month period (Jun 2006 — $151,599).
Director fees
Amounts due to Directors and executives at June 30, 2007 totaled $30,500 for Directors fees (Dec 2006 — $18,000, Jun 2006 — $30,500) and $nil for executive bonuses (Dec 2006 — $nil, Jun 2006- $83,333). These amounts are included in accounts payable and accrued liabilities.
BNP Paribas
One of our Directors — Edward Speal, is the President and CEO of BNP Paribas (Canada). InterOil has a working capital facility with BNP Paribas (Singapore) of $170,000,000 (as per note 12) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).
15. Secured loan

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Secured loan (OPIC) — current portion	18,000,000	13,500,000	9,000,000
Secured loan (bridging facility) — current portion	124,700,242	—	—
Secured loan (bridging facility) — deferred financing costs	(83,333)	—	—

Total current secured loan	142,616,909	13,500,000	9,000,000

Secured loan (OPIC) — non current portion	58,000,000	62,500,000	67,000,000
Secured loan (OPIC) — deferred financing costs	(1,470,583)	—	—
Secured loan (bridging facility) — non current portion	—	121,666,433	76,273,802

Total non current secured loan	56,529,417	184,166,433	143,273,802

Total secured loan	199,146,325	197,666,433	152,273,802

OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured over the assets of the refinery project which have a carrying value of $223,406,406 at June 30, 2007 (Dec 2006 — $228,704,267, Jun 2006 — $222,116,290).
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). The weighted average interest rate for the six months ended June 30, 2007 is 7.1% (Jun 2006 — 7.1%) and the total interest expense included in long term borrowing costs was $2,669,750 (Jun 2006 — $2,843,226).
The loan agreement was last amended on December 29, 2006. Under the amendment, the half yearly principal payment due in December 2006 and June 2007 of $4,500,000 each have been deferred until December 31, 2007 and interest previously due on December 31, 2006 and June 30, 2007 were deferred until September 30, 2007. The normal repayment of interest and principal will recommence on September 30, 2007 and December 31, 2007 respectively. Interest relating to the loan is accrued in the financial statements and has been included in accounts payable and accrued liabilities. Fees of $500,000 associated with the amendment have been included in deferred financing costs and accrued financing costs at December 31, 2006.
Due to the amendment of the loan agreement, three installment payments amounting to $13,500,000 which become due for payment on December 31, 2007 and one installment payment for $4,500,000 which becomes due for payment on June 30, 2008 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Under the amendment, the covenants related to minimum levels of tangible net worth have been waived until June 2008.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
15. Secured loan (cont’d)
Deferred financing costs relating to OPIC loan of $1,470,583 (Dec 2006 — $1,582,555, Jun 2006 - $1,175,142) are being amortized over the period until December 2014. Effective January 1, 2007 the deferred financing costs have been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using effective interest method.
The accrued financing costs of $1,450,000 (Dec 2006 — $1,450,000, Jun 2006 — $950,000) included discounting of the liability. The total liability is $1,450,000 and will be due for payment in four quarterly installments of $362,500 commencing on December 31, 2007. As at June 30, 2007 $362,500 is included under non-current liabilities and the balance is included under current liabilities.
Bridging Facility
InterOil entered into a loan agreement for $130,000,000 on May 3, 2006. The loan is divided into two Tranche’s — Tranche 1, which represents $100,000,000 and Tranche 2, which represented the remaining balance of $30,000,000. As at June 30, 2007, InterOil has drawn down the full facility of $130,000,000. The agreement contains certain financial covenants which include the maintenance of minimum levels of fixed charge ratios, a maximum leverage ratio and limitations on the incurrence of additional indebtedness. The loan is secured over the assets of the downstream business and secondary security over refinery assets.
The full balance of the loan will be repayable on May 3, 2008 with interest payable quarterly in arrears. The interest rate on the loan was to be 4% commencing on May 3, 2006 and ending on June 30, 2007. On 30 June 2007, an amendment was made to the loan agreement to extend this interest rate until July 31, 2007. Between July 31, 2007 and the end of the facility (May 3, 2008), the interest rate was to be 10% unless a definitive LNG/NGL Project Agreement is executed on or before July 31, 2007. If the Project Agreement is delivered on or before July 31, 2007, the interest rate will continue to be 4% for the full life of the loan. The definitive LNG/NGL Project Agreement was executed on July 31, 2007 which has resulted in the interest rate of 4% continuing for the full life of the loan.
The loan is valued on the balance sheet based on the present value of the expected cash flows. The expected cash flows include not only interest payments but also a 3.5% commitment fee payable to the lenders at the time of each draw down. The expected cash flows have been adjusted to take into account the likelihood of different interest rate outcomes relevant to the second year of the facility. Interest expense is recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the calculation is 9.18%.
The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was the Deferred liquefaction project liability in the current liability section of the balance sheet. This liability of $6,553,080 (Dec 2006 -$6,553,080) has been transferred to the profit and loss account as income as the definitive LNG/NGL Project Agreement was executed by InterOil and the lenders on July 31, 2007. This is a subsequent event that has been adjusted as at June 30, 2007.
Annual administration fees of $100,000 have been included under deferred financing costs and amortized over the year until May 2008. The balance as at June 30, 2007 was $83,333 (Dec 2006 - $33,333).
Bank covenants under the above facilities currently restrict the payment of dividends by the Company.
16. Indirect participation interests
Indirect participation interest (“IPI”)

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Current portion	23,293,968	12,460,725	28,882,252
Non current portion	26,260,353	36,827,877	23,277,986

Total indirect participation interest	49,554,321	49,288,602	52,160,238

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors. In exchange InterOil provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Prior to December 31, 2004, the Company received deposits of $13,749,852 and the remaining $111,250,148 was received in 2005.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
16. Indirect participation interests (cont’d)
Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program. During the six months ended June 30, 2007, one of the IPI investors converted their interest into 26,667 shares. The balance indirect participation interest that may be converted into shares is a maximum of 3,306,667 common shares (Dec 2006 — 3,333,334, Jun 2006 — 3,333,334).
Under the IPI agreement, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
InterOil has accounted for the $125,000,000 indirect participation interest as a non financial liability with a conversion option. The initial value of the conversion option was calculated using the Black-Scholes Model with the following assumptions: a risk free rate of 3.2%, a volatility of 45%, a life of 695 days, and a dividend yield of nil. The fair value of the conversion feature as of February 4, 2005 (the date the terms of the IPI agreement were initially agreed to with investors), using the Black-Scholes model, was $26,121,864. The fair value of the IPI liability was calculated based on projected costs of $105,000,000 related to completing the Company’s obligations under the IPI agreement, discounted at a rate of 11.25%. The fair value of the IPI liability component was $93,705,017.
The sum of the calculated value of the conversion option and the IPI liability resulted in a calculated value for the total IPI agreement amounting to $119,826,881. The Company used the relative fair value approach to adjust the non-financial liability and the conversion feature associated with the IPI agreement to equal the total proceeds received in connection with the IPI agreement. The calculated value of the conversion option was approximately 21.80% of the total calculated value. This percentage was multiplied by the total gross proceeds from the IPI agreement of $125 million to arrive at the book value of the conversion option of $27,249,587. The book value of the IPI liability of $97,750,413 was calculated in the same manner.
The difference between the original book value of the non-financial liability ($97,750,413) and the actual expenditures, up to $105,000,000, will be treated as accretion expense over the life of the IPI agreement and is recognized in the income statement using the effective interest rate method. In the event that expenditures for the eight well drilling program exceed $105,000,000, these additional costs will be either capitalized as exploration expenditures or expensed in accordance with the successful efforts method of accounting.
All costs incurred by the Company relating to the eight well drilling program, including geological and geophysical costs, and commission costs associated with structuring the agreement, will be charged against the liability to a maximum amount of $105,000,000. To June 30, 2007 a total of $51,213,191 (Dec 2006 — $51,259,158, Jun 2006 — $47,564,663) has been charged against the liability for geological and geophysical costs and drilling costs and an additional $6,364,523 (Dec 2006 - $6,364,523, Mar 2006 $6,364,523) has been charged against the liability for finance and transaction costs. The liability was increased during the six month period by an accretion expense of $614,075 (Jun 2006 — $2,691,520). This amount represents the accretion of the discount calculated on the non-financial liability component of the indirect participation interest. InterOil will bear the costs for subsequent works projects and completion activities in proportion to its remaining ownership in the eight wells. These costs are accounted for in accordance with the Company’s stated accounting policies.
InterOil paid financing fees and transaction costs of $8,138,742 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been apportioned between the indirect participation interest and the conversion options in the same proportion as the original $125,000,000 was allocated between the non financial liability and the conversion options. The indirect participation interest liability portion of the finance and transaction costs was $6,364,523 and the remaining $1,774,219 was allocated against the conversion option, reducing the conversion option value to $25,475,368.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
16. Indirect participation interests (cont’d)
Indirect participation interest — PNGDV

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Current portion	1,518,229	730,534	1,761,120
Non current portion	298,198	1,012,999	—

Total indirect participation interest — PNGDV	1,816,427	1,743,533	1,761,120

As at June 30, 2007, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,816,427 (Dec 2006 — $1,743,533, Jun 2006 - $1,761,120). This is the result of an amendment to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four wells (the first of the four wells is Elk-1). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).
The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital. The Company has also recognized a liability relating to its obligation to drill four wells on behalf of the investors of $3,184,040. The difference between the opening balance and the amount allocated to share capital and the amount allocated to the liability of $1,446,901 has been expensed as a cost of amending the original transaction.
During the six months ended June 30, 2007, a credit of $3,327 (year ended Dec 2006 — $1,667,396) of geological and geophysical costs and drilling costs have been allocated against the liability and the liability has increased by the accretion of $69,567 (Jun 2006 — $89,787), bringing the remaining balance to $1,816,427.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
17. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. Enron no longer actively participates in the refinery operations but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.
At June 30, 2007, a subsidiary, SP InterOil LDC, holds 98.92% (Dec 2006 — 98.92%, Jun 2006 — 98.92%) of the non-voting participating shares issued from EPI.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
18. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares — Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2005	28,310,884	216,813,654

Shares issued for debt	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500

Shares issued on exercise of options	132,285	2,006,176
Shares issued on conversion of indirect participation interest	575,575	7,948,691

December 31, 2006	29,871,180	233,889,367

Shares issued on exercise of options	22,000	418,940
Shares issued on conversion of indirect participation interest	26,667	598,118
Shares issued on conversion of warrants	2,995	84,439

June 30, 2007	29,922,842	234,990,864

19. Stock compensation
At June 30, 2007, there were 2,240,750 (Dec 2006 — 2,570,500, Jun 2006 — 2,888,600) common shares reserved for issuance under the Company stock option plan.
Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the Company and may be exercised at any time after vesting within the exercise period.

	Quarter ended June 30,				Six months ended June 30,

	2007		2006		2007		2006

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number of	exercise price	Number of	exercise price	Number of	exercise price	Number of	exercise price
Stock options outstanding	options	$	options	$	options	$	options	$

Outstanding at beginning of period	1,021,000	20.66	722,800	22.28	1,013,500	20.59	746,800	22.23
Granted	314,750	34.74	247,500	13.89	329,750	34.32	282,500	14.01
Exercised	(22,000)	(14.37)	(60,618)	(8.19)	(22,000)	(14.37)	(60,618)	(8.19)
Forfeited	—	—	(82)	(10.25)	(5,000)	(18.78)	(228,500)	(15.69)
Expired	—	—	(21,000)	(22.19)	(2,500)	(27.00)	(29,082)	(12.00)

Outstanding at end of period	1,313,750	24.14	888,600	20.90	1,313,750	24.14	943,100	20.95

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
19. Stock compensation (cont’d)

	Options issued and outstanding			Options exercisable

Range of exercise		Weighted average	Weighted average		Weighted average
prices $	Number of options	exercise price $	remaining term (years)	Number of options	exercise price $

12.01 to 24.00	697,000	17.96	3.17	150,000	18.84
24.01 to 31.00	482,750	28.06	2.86	90,000	29.57
31.01 to 41.00	44,000	39.88	0.64	—	—
41.01 to 51.00	90,000	43.22	1.43	90,000	43.22

	1,313,750	24.14	2.69	330,000	28.41

The fair value of the 329,750 (Jun 2006 — 282,500) options granted subsequent to January 1, 2007 has been estimated at the date of grant in the amount of $6,521,808 (Jun 2006 — $2,130,099) using a Black-Scholes pricing model. An amount of $2,884,876 (Jun 2006 — $802,871) has been recognized as compensation expense for the six months ended June 30, 2007.
The assumptions contained in the Black Scholes pricing model are as follows:

					Weighted average
		Risk free interest rate			expected life for
Year	Period	(%)	Dividend yield	Volatility (%)	options

2007	January 1 to June 30	5	—	63	5.0
2006	October 1 to December 31	4.6	—	65	5.0
2006	July 1 to September 30	5.1	—	68	4.2
2006	January 1 to June 30	4.4	—	60	4.8
2005	July 1 to December 31	2.5	—	55	3.6
2005	January 1 to June 30	2.5	—	45	3.2

20. Warrants
In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 337,252 (Dec 2006 — 340,247, Jun 2006 — 340,247) were outstanding at June 30, 2007. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
During the six months ended June 30, 2007, 2,995 warrants have been converted into common shares.
21. Loss per share
Warrants, conversion options and stock options totaling 4,957,669 common shares at prices ranging from $13.67 to $43.22 were outstanding as at June 30, 2007 but were not included in the computation of the diluted loss per share because they caused the loss per share to be anti-dilutive.

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
22. Commitments and contingencies
Payments due by period contractual obligations are as follows:

		Less than 1					More than
	Total	year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	‘000	‘000	‘000	‘000	‘000	‘000	‘000
Secured loan obligations	200,700	142,700	9,000	9,000	9,000	9,000	22,000
Accrued financing costs	1,450	1,088	363	—	—	—	—
Indirect participation interest — PNGDV (note 16)	1,816	1,518	298	—	—	—	—
Indirect participation interest (note 16)	49,554	23,294	21,353	4,908	—	—	—
Petroleum prospecting and retention licenses (a)	4,184	824	3,360	—	—	—	—

	257,705	169,424	34,374	13,908	9,000	9,000	22,000

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well on PPL 237 in the two year period commencing March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
From time to time the Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.
23. Subsequent events
As at June 30, 2007, the Company had an outstanding cost of control insurance claim for the Elk well which was being assessed by the loss adjusters. This claim was settled and the Company received $7.0 million as full settlement of the claim on July 6, 2007. This amount has been effected in the financial statements as a subsequent event that requires adjustment as the negotiations were finalized prior to quarter end and the amount received subsequently.
The Definitive LNG/NGL Project Agreement was executed by InterOil and LNG venture partners on July 31, 2007. This has been effected in the financial statements as at June 30, 2007. Refer to Note 15 for the impact of the adjustment.